Exhibit 99.1

Press Release

HUTCHMED Completes Rolling Submission of NDA to U.S. FDA for Fruquintinib for the Treatment of Refractory Metastatic Colorectal Cancer

— NDA supported by data from global Phase III FRESCO-2 study in the U.S., Europe, Japan and Australia along with data from Phase III FRESCO study conducted in China —

— FRESCO-2 showed fruquintinib treatment reduced the risk of death by 34% in refractory metastatic colorectal cancer (0.66 HR), consistent with the 35% reduction in the risk of death seen in FRESCO —

— Marketing authorization submissions in Europe and Japan on track to complete in 2023 —

Hong Kong, Shanghai & Florham Park, NJ — Friday, March 31, 2023: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM, HKEX:13) today announces that it completed the rolling submission of a New Drug Application (“NDA”) to the U.S. Food and Drug Administration (“FDA”) for fruquintinib, its highly selective and potent oral inhibitor of VEGFR-1, -2 and -3, for the treatment of refractory metastatic colorectal cancer (“CRC”).

“This FDA submission is a significant milestone for patients in the U.S. with metastatic CRC, one of the most common and deadly cancers in the U.S. and worldwide. Fruquintinib is an important treatment option for patients with metastatic CRC in China, where it has been available to patients since 2018. We look forward to working with our partner Takeda to commercialize fruquintinib outside China, and we remain on track to submit regulatory filings in Europe and Japan later this year,” said Dr. Michael Shi, Head of R&D and Chief Medical Officer of HUTCHMED.

The NDA is supported by the global Phase III multi-regional clinical trial (“MRCT”) FRESCO-2 study conducted in the U.S., Europe, Japan and Australia that investigated fruquintinib plus best supportive care (“BSC”) vs placebo plus BSC in patients with refractory metastatic CRC, along with data from the FRESCO study conducted in China. Filing of a Marketing Authorization Application (MAA) to the European Medicines Agency (EMA) and an NDA to the Japan Pharmaceuticals and Medical Devices Agency (PMDA) are planned in 2023.

In March 2023, HUTCHMED and Takeda Pharmaceutical Company Limited (TSE:4502, NYSE:TAK) closed an exclusive license agreement to further the global development, commercialization and manufacture of fruquintinib outside China. In China, fruquintinib is approved under the brand name ELUNATE® and is included in the China National Reimbursement Drug List (“NRDL”). HUTCHMED markets fruquintinib in China in partnership with Eli Lilly and Company.

About CRC

CRC is a cancer that starts in either the colon or rectum. According to the International Agency for Research on Cancer, CRC is the third most prevalent cancer worldwide, associated with more than 935,000 deaths in 2020.1 In the U.S., an estimated 153,000 patients were diagnosed with CRC and there were 53,000 deaths from the disease in 2023.2 In Europe, CRC was the second most common cancer in 2020, with approximately 520,000 new cases and 245,000 deaths. In Japan, CRC is the most common cancer, with an estimated 148,000 new cases and 60,000 deaths in 2020.1 Although early stage CRC can be surgically resected, metastatic CRC remains an area of high unmet need with poor outcomes and limited treatment options.

About Fruquintinib

Fruquintinib is a highly selective and potent oral inhibitor of VEGFR-1, -2 and -3. VEGFR inhibitors play a pivotal role in blocking tumor angiogenesis. Fruquintinib was designed to improve kinase selectivity with the intention of minimizing off-target toxicities, improving tolerability and providing more consistent target coverage. Fruquintinib has been generally well tolerated in patients to date, and is being investigated in combinations with other anti-cancer therapies.

About Fruquintinib Approval in CRC in China

Fruquintinib was approved for marketing by the China National Medical Products Administration (NMPA) in September 2018 and commercially launched in China in November 2018 under the brand name ELUNATE®.  It has been included in the NRDL since January 2020.  ELUNATE® is indicated for the treatment of patients with metastatic CRC who have been previously treated with fluoropyrimidine, oxaliplatin and irinotecan, including those who have previously received anti-VEGF therapy and/or anti-epidermal growth factor receptor (EGFR) therapy (RAS wild type). Results of the FRESCO study3, a Phase III pivotal registration trial of fruquintinib in 416 patients with metastatic CRC in China, were published in The Journal of the American Medical Association, JAMA, in June 2018 (NCT02314819).  The primary endpoint of the study, overall survival (“OS”), was achieved with a hazard ratio (“HR”) of 0.65 (95% confidence interval [“CI”] 0.51–0.83; p<0.001)

The safety and efficacy of fruquintinib for the following investigational uses have not been established and there is no guarantee that it will receive health authority approval or become commercially available in any country for the uses being investigated.

About the FRESCO-2 Phase III Trial in CRC Outside China

The FRESCO-2 study is a MRCT conducted in the U.S., Europe, Japan and Australia that investigated fruquintinib plus BSC vs placebo plus BSC in patients with refractory metastatic CRC (NCT04322539). The results were presented at European Society for Medical Oncology (ESMO) congress in September 2022.4 The MRCT FRESCO-2 study demonstrated that treatment with fruquintinib resulted in a statistically significant and clinically meaningful increase in the primary OS endpoint and key secondary progression free survival (“PFS”) endpoint compared to treatment with placebo.

Specifically, the median OS was 7.4 months for the 461 patients treated with fruquintinib compared to 4.8 months for the 230 patients in the placebo group (HR 0.66; 95% CI 0.55–0.80; p<0.001). The median PFS was 3.7 months for patients treated with fruquintinib compared to 1.8 months for patients in the placebo group (HR 0.32; 95% CI 0.27–0.39; p<0.001). The disease control rate (“DCR”) was 55.5% in the fruquintinib group compared to 16.1% for patients in the placebo group. Median duration of follow-up was approximately 11 months for patients in both groups.

The safety profile of fruquintinib in FRESCO-2 was consistent with previously reported fruquintinib studies. Grade 3 or above adverse events occurred in 62.7% of patients who received fruquintinib, compared to 50.4% of patients who received placebo. Grade 3 or above adverse events that occurred in more than 5% of patients who received fruquintinib were hypertension (13.6% vs 0.9% in the placebo group), asthenia (7.7% vs 3.9% in the placebo group) and hand-foot syndrome (6.4% vs 0% in the placebo group). Treatment related adverse events leading to discontinuation occurred in 20.4% of patients who received fruquintinib, compared to 21.1% of patients who received placebo.

About Other Fruquintinib Developments

Gastric Cancer in China: The FRUTIGA study is a randomized, double-blind, Phase III study in China to evaluate fruquintinib combined with paclitaxel compared with paclitaxel monotherapy, for second-line treatment of advanced gastric cancer or gastroesophageal junction adenocarcinoma (NCT03223376). Topline results were announced in November 2022. The trial met one of the primary endpoints of statistically significant improvement in PFS, which is clinically meaningful. The other primary endpoint of OS was not statistically significant per the pre-specified statistical plan, although there was a numerical improvement in median OS. Fruquintinib also demonstrated a statistically significant improvement in secondary endpoints including objective response rate (ORR), DCR, and improved duration of response (DoR). The safety profile of fruquintinib in FRUTIGA was consistent with previously reported studies. Results are expected to be disclosed at an upcoming scientific meeting.

HUTCHMED is also developing fruquintinib for the treatment of multiple solid tumor cancers in combination with PD-1 monoclonal antibodies for the treatment of endometrial and other solid tumors.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has approximately 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception it has focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three oncology drugs now approved and marketed in China. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including its expectations regarding the submission of an NDA for fruquintinib for the treatment of CRC with the FDA and the timing of such submission, the therapeutic potential of fruquintinib for the treatment of patients with CRC and the further clinical development of fruquintinib in this and other indications. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding the timing and outcome of clinical studies and the sufficiency of clinical data to support NDA approval of fruquintinib for the treatment of patients with CRC or other indications in the U.S. or other jurisdictions such as Europe or Japan, its potential to gain approvals from regulatory authorities on an expedited basis or at all; the efficacy and safety profile of fruquintinib; HUTCHMED’s ability to fund, implement and complete its further clinical development and commercialization plans for fruquintinib; the timing of these events; each party’s ability to satisfy the terms and conditions under the license agreement; actions of regulatory agencies, which may affect the initiation, timing and progress of clinical trials or the regulatory pathway for fruquintinib; Takeda’s ability to successfully develop and commercialize fruquintinib; and the impact of the COVID-19 pandemic on general economic, regulatory and political conditions. In addition, as certain studies rely on the use of other drug products such as paclitaxel as combination therapeutics with fruquintinib, such risks and uncertainties include assumptions regarding the safety, efficacy, supply and continued regulatory approval of these therapeutics. Such forward-looking statements include, without limitation, statements regarding the plan to develop and commercialize fruquintinib under the license agreement; potential payments under the license agreement, including the upfront payment and any milestone or royalty payments; potential benefits of the license agreement; and HUTCHMED’s strategy, goals and anticipated milestones, business plans and focus. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, on AIM and on The Stock Exchange of Hong Kong Limited. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 306 4490

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) / bmiles@soleburystrat.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) / HUTCHMED@fticonsulting.com
Asia – Zhou Yi, Brunswick	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley, Panmure Gordon (UK) Limited	+44 (20) 7886 2500

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1 The Global Cancer Observatory. Accessed December 12, 2022.

2 SEER. Cancer Stat Facts: Colorectal Cancer. National Cancer Institute.  https://seer.cancer.gov/statfacts/html/colorect.html. Accessed December 12, 2022.

3 Li J, Qin S, Xu RH, et al. Effect of Fruquintinib vs Placebo on Overall Survival in Patients With Previously Treated Metastatic Colorectal Cancer: The FRESCO Randomized Clinical Trial. JAMA. 2018;319(24):2486-2496. doi:10.1001/jama.2018.7855.

4 Dasari NA, Lonardi S, et al. LBA25 – FRESCO-2: A global phase III multiregional clinical trial (MRCT) evaluating the efficacy and safety of fruquintinib in patients with refractory metastatic colorectal cancer. Ann Oncol. 2022 Sep;33(suppl_7): S808-S869. 10.1016/annonc/annonc1089.